Mail Stop 4561

January 12, 2009

Mr. Joseph Sutaris
The Wilber Corporation
245 Main Street
Oneonta, New York 13820

     Re: **The Wilber Corporation**
                 Preliminary Proxy Statement on Schedule 14A
                 Filed December 22, 2008
                 File No. 001-31896

Dear Mr. Sutaris:

We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney